UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2026

Jung Min Lee
Chief Executive Officer
Charlton Aria Acquisition Corp
221 W 9th St, #848
Wilmington, DE 19801

Re: Charlton Aria Acquisition Corp
Form 10-K for Fiscal Year Ended December 31, 2025
File No. 001-42386

Dear Jung Min Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction